BRF S.A.
Publicly Held company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240

Annex Q of CVM Resolution No. 81/2022

PUBLIC REQUEST FOR PROXY

For the Ordinary and Extraordinary General Meetings to be held on March 28, 2024, at 08:00 a.m. ("OEGM"), exclusively digitally, through the Zoom digital platform.

The powers of attorney shall be sent to the Company, exclusively in electronic format, through the Qi Central platform ("Qi Central Platform") (https://qicentral.com.br/m/agoe-brf-2024), in the period between February 27, 2024 and March 26, 2024.

1. Enter the name of the company

BRF S.A. ("Company").

2. Inform the matters for which powers of attorney are being requested

The proxies are requested for voting on all matters included in the OEGM Agenda, published through the Call Notice, released on February 27, 2024, which are:

I – At the Ordinary General Meeting:

(i) To take the Management's accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the year ended December 31, 2023;

(ii) To set the number of members to compose the Board of Directors;

(iii) To elect the members of the Board of Directors, and it is necessary, pursuant to CVM Resolution No. 70/2022, the request of shareholders representing at least 5% (five percent) of the voting capital for the adoption of the multiple voting process;

(iv) To approve, pursuant to paragraphs 6 and 7 of article 20 of the Bylaws, the appointment of the Chairman and Vice-Chairman of the Board of Directors;

(v) To set the annual global compensation of the Company's management for the fiscal year 2024;

(vi) To elect the members of the Fiscal Council and their respective alternates; and

(vii) To set the compensation of the members of the Fiscal Council for the fiscal year 2024.

II – At the Extraordinary General Meeting:

(i) To amend Article 3 of the Company's Bylaws to include the activity of "provision of laboratory and technical analysis services to third parties" among those included in the Company's corporate purpose;

(ii) To amend Article 5, caput, of the Company's Bylaws, in order to reflect the increase in the capital stock to R$ 13,653,417.953.36, divided into 1,682,473,246 common shares, resulting from the public offering of primary distribution of common shares carried out by the Company, in accordance with the approvals made at the meetings of the Board of Directors held on 07.03.2023 and 07.13.2023;

(iii) To amend Article 7, *caput*, of the Company's Bylaws, in order to increase the authorized capital limit to 2,103,000,000 (two billion, one hundred and three million) common shares;

(iv) To amend Article 20, caput, of the Company's Bylaws, to establish that the Board of Directors shall be composed of at least 7 (seven) and at most 10 (ten) members.

(v) Consolidate the Company's Bylaws with the amendment approved in the previous item;

(vi) To examine, discuss and approve the terms and conditions of the instruments of protocol and justification of the incorporations of VIP S.A. Empreendimentos e Participações Imobiliárias ("VIP") and PSA Laboratório Veterinário Ltda. ("PSA" and, together with VIP, "Companies"), Companies that, directly and indirectly, have BRF as their sole partner, by the Company ("Incorporations"), entered into by the Company's management and the Companies ("Protocols");

(vii) Ratify the appointment of Grant Thornton Auditores Independentes Ltda. (CNPJ No. 10.830.108/0001-65) as the specialized company responsible for the preparation of the appraisal reports of the shareholders' equity of the Companies, at book value ("Appraisal Reports");

(viii) Analyse and approve the Appraisal Reports;

(ix) Approve the Incorporations, with the consequent extinction of the Companies, under the terms and conditions established in the Protocols; and

(x) Authorize the Company's managers to perform all acts necessary for the implementation of the Incorporations.

3. Identify the natural or legal persons who promoted, organized or funded the request for Proxy, even partially, informing:

a. Name and address.

Management of the Company.

b. Since when he has been a shareholder of the company.

Not applicable.

c. Number and percentage of shares of each type and class owned.

Not applicable.

d. Number of borrowed shares.

Not applicable.

e. Total exposure to derivatives referenced in the company's shares.

Not applicable.

f. Corporate, business or family relationships existing or maintained in the last 3 years with the company or with parties related to the company, as defined by the accounting rules that deal with this matter.

Not applicable.

4. Inform whether any of the persons mentioned in item 3, as well as any of their controlling shareholders, subsidiaries, companies under common control or affiliates, have a special interest in the approval of the matters for which the Proxy is being requested, describing in detail the nature and extent of the interest in question.

Not applicable.

5. Inform the estimated cost of the Proxy request.

The Company will not incur any costs for this Public Request for Proxy, considering that there will be no costs for any publication of this Public Request for Proxy, which will be disclosed exclusively by electronic means, in the *Websites* of the Company (http://ri.brf-global.com), of the Brazilian Securities and Exchange Commission (CVM) (www.gov.br/cvm) and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

6. Inform if:

(a) the company paid for the request for a Proxy; or

(b) whether its authors will seek reimbursement of costs from the company.

As informed in item 5 above, the Company will not incur any costs with the disclosure of this Public Request for Proxy.

7. Inform:

a. The address to which the Proxy must be sent once signed; or

The Proxy instruments, in the form of the draft object of Annex 1 hereto, must be completed, initialed and signed and, subsequently, sent exclusively by electronic means, together with the scanned copies of the documents below, pelthe Qi Central Platform (https://qicentral.com.br/m/agoe-brf-2024).

Shareholders must submit, together with the Proxy, the scanned copies of the following documents:

a) Individual Shareholders: (i) photo ID; and (ii) statement containing the respective shareholding, issued by the financial institution responsible for the custody of the shares;

b) Legal Entity Shareholders: (i) the latest bylaws or consolidated articles of association and corporate documentation granting powers of representation (i.e.: minutes of the election of directors); (ii) photo identification document of the legal representative(s); and (iii) statement containing the respective shareholding, issued by the financial institution responsible for the custody;

c) Investment Fund Shareholder: (i) the fund's latest consolidated regulations; (ii) bylaws or articles of association of its administrator or manager, as the case may be, subject to the fund's voting policy, and corporate documents that prove the granting of powers of representation (minutes of election of directors, term of office and/or Proxy); (iii) identification document of the legal representative(s) with photo; and (iv) statement containing the respective shareholding, issued by the financial institution responsible for the custody;

d) Foreign Shareholders: Foreign shareholders must submit the same documentation as Brazilian shareholders, except that the corporate and representation documents of the legal entity must be translated into the sworn form, and their notarization and consularization are not necessary.

If the shareholder has already participated in other general meetings using the submission of documents through the Qi Central Platform, they must use the same access credentials, entering their email and password. If it is the first time, you will have to click on *"Sign up now"* and enter your email address. The system will forward a verification code to the registered email to complete the registration process.

b. If the company accepts powers of attorney through a system on the world wide web, the instructions for granting the Proxy

Not applicable.

ANNEX 1 – DRAFT OF THE PROXY INSTRUMENT

PROXY INSTRUMENT

By means of this particular instrument, the shareholder qualified below ("Grantor"), in its capacity as a shareholder of BRF S.A., a publicly held company registered with the CNPJ under No. 01.838.723/0001-27, headquartered at Rua Jorge Tzachel, nº 475, Bairro Fazenda, in the city of Itajaí, state of Santa Catarina, CEP 88301-600 ("Company"), in view of the convening of the Company's Ordinary and Extraordinary General Meetings, to be held at 08:00 a.m. on March 28, 2024 ("OEGM"), exclusively digitally, through the Chorus Call digital platform, appoints and constitutes as its attorneys-in-fact ("Granted"):

a) Mr. **Mateus Boeira Garcia**, Brazilian, single, lawyer, bearer of the identity card RG No. 30.929.473-28, issued by the SSP/RS, registered with the CPF/MF under No. 018.134.240-55, registered with the OAB/SP under No. 450.555, with professional address at Avenida das Nações Unidas, nº 14.401, 23rd floor, Torre Jequitibá, Chácara Santo Antônio, city of São Paulo, state of São Paulo, CEP: 04.730-090, to vote **IN FAVOR** on the matters on the agenda of the OEGM, in accordance with the express guidance issued below by the Grantor;

b) Mrs. **Victória Oetinger Chassot**, Brazilian, single, lawyer, bearer of identity card RG No. 52.051.126-8, issued by the SSP/SP, registered with the CPF/ME under No. 459.155.028-14, registered with the OAB/SP under No. 425.879, with professional address at Avenida das Nações Unidas, nº 14.401, 23rd floor, Torre Jequitibá, Chácara Santo Antônio, city of São Paulo, state of São Paulo, CEP: 04.730-090, to vote **AGAINST** on the matters on the agenda of the OEGM, in accordance with the guidance set forth below by the Grantor; and

c) Mr. **Luiz Eduardo Bigliazzi Cerqueira Leite**, Brazilian, single, lawyer, bearer of identity card RG No. 38.125.933-X4, issued by SSP/SP, registered with the CPF/ME under No. 472.700.468-24, with professional address at Avenida das Nações Unidas, nº 14.401, 23rd floor, Torre Jequitibá, Chácara Santo Antônio, city of São Paulo, state of São Paulo, CEP: 04.730-090, to **ABSTAIN** from the matters on the agenda of the AGM, in accordance with the guidance set forth below by the Grantor;

granting them powers to, acting alone and independently of the order of appointment, represent the Grantor at the OEGM, for the specific purpose of voting, on its behalf, in strict accordance with the voting guidelines set forth below, on each of the matters on the Agenda:

I – At the Ordinary General Meeting:

1. To take the accounts of the Directors, examine, discuss and vote on the Management Report, the Financial Statements and other documents for the year ended December 31, 2023:

Approve	**Reject**	**Abstain**
[ ]	[ ]	[ ]

Mark an X in the square above with the option you want.

2. To set at 9 (nine) the number of members to compose the Board of Directors:

Approve	**Reject**	**Abstain**
[ ]	[ ]	[ ]

Mark an X in the square above with the option you want.

3. Do you wish to request the adoption of the multiple voting process for the election of the board of directors, pursuant to article 141 of Law No. 6,404 of 1976?

Yes	**No**	**Abstain**
[ ]	[ ]	[ ]

Mark an X in the square above with the option you want.

Election of the board of directors by single slate

Board of Directors

(i) Marcos Antonio Molina dos Santos;
(ii) Marcia Aparecida Pascoal Marçal dos Santos;
(iii) Sérgio Agapito Lires Rial;
(iv) Marcos Fernando Marçal dos Santos;
(v) Flávia Maria Bittencourt;
(vi) Pedro de Camargo Neto;
(vii) Augusto Marques da Cruz Filho;
(viii) Eduardo Augusto Rocha Pocetti; e
(ix) Márcio Hamilton Ferreira.

4. Indication of all the names that compose the slate (The votes indicated in this field will be disregarded if the shareholder holding shares with voting rights also fills in field 8, referring to the separate election of a member of the Board of Directors and the separate election referred to in this field occurs):

Approve	**Reject**	**Abstain**
[ ]	[ ]	[ ]

Mark an X in the square above with the option you want.

5. If one of the candidates who make up the chosen slate ceases to be part of it, can the votes corresponding to their actions continue to be conferred on the chosen slate?

[If the shareholder chooses "no" or "abstains" and the slate has been changed, his/her vote shall be counted as abstention in the respective resolution of the meeting.]

Approve	**Reject**	**Abstain**
[ ]	[ ]	[ ]

Mark an X in the square above with the option you want.

6. In the event of the adoption of the multiple vote election process, should the votes corresponding to your shares be distributed in equal percentages among the members of the slate you have chosen? [The shareholder must be aware that the equal distribution will consider the division of the percentage of 100% among the members of the chosen slate up to the first two decimal places, without rounding, and that the fractions of shares calculated from the application of the resulting percentage will not be allocated to any candidate, being disregarded in the multiple voting procedure, In this case, the shareholder may not vote with all of his shares. If the shareholder chooses to "abstain" and the election takes place through the multiple voting process, his vote must be counted as abstention in the respective resolution of the meeting].

Approve	**Reject**	**Abstain**
[ ]	[ ]	[ ]

Mark an X in the square above with the option you want.

7. Visualization of all the candidates that make up the slate to indicate the distribution of the multiple vote (the following field should only be filled in if the shareholder has answered "no" in relation to the previous question).

(i) Marcos Antonio Molina dos Santos [ ] %

(ii) Marcia Aparecida Pascoal Marçal dos Santos [ ] %

(iii) Sérgio Agapito Lires Rial [ ] %

(iv) Marcos Fernando Marçal dos Santos [ ] %

(v) Flávia Maria Bittencourt [ ] %

(vi) Pedro de Camargo Neto [ ] %

(vii) Augusto Marques da Cruz Filho [ ] %

(viii) Eduardo Augusto Rocha Pocetti [ ] %

(ix) Márcio Hamilton Ferreira [ ] %

8. Request for separate election of a member of the Board of Directors by minority shareholders holding voting shares [the shareholder may only fill in this field if he/she holds uninterruptedly the shares with which he/she votes during the 3 months immediately prior to the general meeting]

Do you wish to request the separate election of a member of the Board of Directors, pursuant to article 141, paragraph 4, item I, of Law No. 6,404/1976?

Approve	**Reject**	**Abstain**
[ ]	[ ]	[ ]

Mark an X in the square above with the option you want.

9. To approve the election of Mr. Marcos Antonio Molina dos Santos to the position of Chairman of the Board of Directors and Ms. Marcia Aparecida Pascoal Marçal to the position of Vice-Chairman of the Board of Directors:

Approve	**Reject**	**Abstain**
[ ]	[ ]	[ ]

Mark an X in the square above with the option you want.

10. To set the annual global compensation for the year 2024 for the Company's Management (Board of Directors and Statutory Executive Officers) in the amount of up to R$124,100,000.00 (one hundred and twenty four million ans one thousand reais). This amount refers to the proposed limit for fixed compensation (salary or pro-labore, direct and indirect benefits) and benefits motivated by the cessation of the exercise of the position, as well as variable compensation (profit sharing) and amounts related to the Company's Stock Option Grant Plan and Restricted Stock Grant Plan:

Approve	**Reject**	**Abstain**
[ ]	[ ]	[ ]

Mark an X in the square above with the option you want.

11. Elect the following members of the Company's Fiscal Council (the shareholder may vote to approve the election of up to 3 (three) candidates and their respective alternates):

Marco Antônio Peixoto Simões Velozo (Effective) / Atílio Guaspari (Alternate)

Approve	**Reject**	**Abstain**
[ ]	[ ]	[ ]

Ricardo Florence dos Santos (Effective) / Antonio Mathias Nogueira Moreira (Alternate)

Approve	**Reject**	**Abstain**
[ ]	[ ]	[ ]

Alexandre Eduardo De Melo (Effective) / José Luiz de Souza Gurgel (Alternate)

Approve **Reject** **Abstain**
[ ] [ ] [ ]
Mark an X in the square above with the option you want.

12. To set the compensation for the fiscal year 2024 for the effective members of the Fiscal Council in an amount corresponding to 10% (ten percent) of the average amount of the compensation attributed to the Company's Executive Officers (not including benefits, representation funds and profit sharing), pursuant to article 162, paragraph 3, of Law No. 6,404/1976:

Approve **Reject** **Abstain**
[ ] [ ] [ ]
Mark an X in the square above with the option you want.

II – At the Extraordinary General Meeting:

1. To amend Article 3 of the Company's Bylaws to include the activity of "provision of laboratory and technical analysis services to third parties" among those included in the Company's corporate purpose:

Approve **Reject** **Abstain**
[ ] [ ] [ ]
Mark an X in the square above with the option you want.

2. To amend article 5, *caput*, of the Company's Bylaws, in order to reflect the increase in the capital stock to R$ 13,653,417,953.36, divided into 1,682,473,246 common shares, resulting from the public offering of primary distribution of common shares carried out by the Company, according to the approvals made at the meetings of the Board of Directors held on 07.03.2023 and 07.13.2023:

Approve **Reject** **Abstain**
[ ] [ ] [ ]
Mark an X in the square above with the option you want.

3. To amend Article 7, *caput*, of the Company's Bylaws, in order to increase the authorized capital limit to 2,103,000,000 (two billion, one hundred and three million) common shares:

Approve **Reject** **Abstain**
[ ] [ ] [ ]
Mark an X in the square above with the option you want.

4. To amend Article 20, caput, of the Company' Bylaws, to establish that the Board of Directors shall be composed of at least 7 (seven) and at most 10 (ten) members:

Approve	**Reject**	**Abstain**
[ ]	[ ]	[ ]

Mark an X in the square above with the option you want.

5. Consolidate the Company's Bylaws with the amendment approved in the previous item:

Approve	**Reject**	**Abstain**
[ ]	[ ]	[ ]

Mark an X in the square above with the option you want.

6. To examine, discuss and approve the terms and conditions of the instruments of protocol and justification of the mergers of VIP S.A. Empreendimentos e Participações Imobiliárias ("VIP") and PSA Laboratório Veterinário Ltda. ("PSA" and, together with VIP, "Companies"), Companies that, directly and indirectly, have BRF as the sole partner, by the Company ("Mergers"), entered into by the Company's management and the Companies ("Protocols"):

Approve	**Reject**	**Abstain**
[ ]	[ ]	[ ]

Mark an X in the square above with the option you want.

7. To ratify the appointment of Grant Thornton Auditores Independentes Ltda. (CNPJ No. 10.830.108/0001-65) as a specialized company responsible for the preparation of the appraisal reports of the shareholders' equity of the Companies, at book value ("Appraisal Reports"):

Approve	**Reject**	**Abstain**
[ ]	[ ]	[ ]

Mark an X in the square above with the option you want.

8. Approve the Appraisal Reports:

Approve	**Reject**	**Abstain**
[ ]	[ ]	[ ]

Mark an X in the square above with the option you want.

9. To approve the Mergers, with the consequent extinction of the Companies, under the terms and conditions established in the Protocols:

Approve	**Reject**	**Abstain**
[ ]	[ ]	[ ]

Mark an X in the square above with the option you want.

10. Authorize the Company's managers to perform any and all acts necessary for the implementation of the Mergers:

Approve	**Reject**	**Abstain**
[ ]	[ ]	[ ]

Mark an X in the square above with the option you want.

For the purposes of this mandate, the Grantees shall have limited powers to attend the OEGM and to cast a vote in accordance with the voting guidance expressed above, and the Grantees may also sign, in the name and place of the Grantor, any and all documents that may be necessary in relation to said OEGM, having neither the right nor the obligation to take any other measures that are not necessary for the fulfillment of this Proxy instrument.

Grantees are authorized to abstain from any deliberation or matter for which they have not received, at their discretion, sufficiently specific voting guidelines.

This Proxy instrument is valid until the closure and conclusion of the administrative procedures of the OEGM for which it was granted, whether in the first or second call, regardless of the date on which the installation of the second call occurs, and may be replaced in whole or in part.

Shareholder Qualification:

Full name or legal name of the Granting Shareholder	
CPF or CNPJ	
Address	
Number of shares held	
Name of Legal Representative (if applicable)	
Address of the Legal Representative (if applicable)	
Position of Legal Representative (if applicable)	
Proxy date	

Signature:____

Shareholder's Name/Corporate Name:

____

Name of the Legal Representative(s) of the Shareholder (if Applicable):

____